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MindWalk Holdings Corp. Strengthens Boston-Based Development Leadership as Pipeline Advances Toward Preclinical Efficacy Studies

Senior appointments from Pfizer, Novartis, Arbor Biotechnologies, and Orum Therapeutics bring preclinical development, structural biology, and portfolio strategy depth as MindWalk prepares its programs for preclinical efficacy studies

BOSTON, MA — MindWalk Holdings Corp. (NASDAQ: HYFT) (“MindWalk” or the “Company”), a Bio-Native AI company, today announced three senior appointments that strengthen its Boston-based development leadership as the Company’s pipeline advances toward preclinical efficacy studies. Zachary Maben, PhD, joins as Director, Antigen Discovery & Protein Engineering, from Arbor Biotechnologies and previously Pfizer. Joanne Lim, PhD, joins as Director, Preclinical Development, from Orum Therapeutics and previously Codiak Biosciences and Novartis. Shuji Sato, PhD, Vice President, Innovative Solutions, a MindWalk veteran with prior roles at Pfizer and Dragonfly Therapeutics, expands his responsibilities to include the Company’s pipeline.

Preclinical efficacy studies are the stage at which a program’s value begins to be defined, and the stage that demands a precise combination of scientific judgment, operational execution, and commercial perspective. The appointments were made to meet it. Where applicable, MindWalk’s platform infrastructure, including ReefIQ™ and LensAI™, informs the Company’s discovery work, and biological insights generated through that work may contribute to the enrichment of the platform over time. The result is a discovery ecosystem in which pipeline progress and platform capability reinforce one another.

The appointments also deepen MindWalk’s capacity for disciplined portfolio decision-making. As preclinical efficacy data emerge, the Company will be positioned to evaluate pipeline programs and external opportunities against consistent scientific and commercial criteria, determine where continued investment is warranted and how each asset is best advanced, and support those decisions with the structural, immunological, and preclinical evidence partners expect. The concentration of these roles in Greater Boston reflects a deliberate decision to build that capability inside one of the industry’s most active biologics talent and partnering ecosystems.

LEADERSHIP COMMENTARY

“Preclinical efficacy is where a program’s value starts to be defined, and it is the stage our pipeline is now approaching. Joanne has taken programs from concept through candidate nomination and knows what an efficacy package has to show. Zachary gives us internal structural confirmation that a construct presents what we designed before it enters animal studies. Shuji brings twenty years of antibody development and a working knowledge of our platform and partners to the question of which assets deserve continued investment. Where our programs run on ReefIQ™ and LensAI™, what they generate feeds back into the platform our partners use, so the pipeline and the platform strengthen each other.”

— Dr. Jennifer Bath, President and Chief Executive Officer, MindWalk Holdings Corp.

NEW APPOINTMENTS

Zachary Maben, PhD | Director, Antigen Discovery & Protein Engineering Most recently Arbor Biotechnologies | Previously Pfizer | Structural biology, protein engineering, antigen discovery

Dr. Maben is a structural biologist with more than thirteen years advancing early discovery through structure-based insight and mechanistic interpretation. He joins from Arbor Biotechnologies, where as Principal Scientist he designed candidate molecules from sequence, structural, functional, and machine-learning-derived data and led the benchmarking and construction of a structure-based protein language model design strategy. Before Arbor he was Principal and Senior Scientist at Pfizer, contributing structural data and mechanistic hypotheses across twelve biologics project teams. His capabilities span structure determination by X-ray crystallography and cryo-electron microscopy, computational protein design, epitope prediction and immunogenicity mitigation, and protein expression across bacterial, yeast, insect, and mammalian systems. He holds a PhD in Biomedical Sciences from the University of Massachusetts Chan Medical School.

In his role at MindWalk, Dr. Maben will lead antigen discovery and protein engineering across the Company’s pipeline, working at the interface of computational discovery and wet-lab validation to advance candidates from biological pattern to characterized construct. His cryo-electron microscopy capability raises what the Company can confirm internally — a construct can be shown to present a conserved epitope in the conformation the immune system encounters, rather than only shown to bind an antibody. Confirming structure internally before a construct enters animal studies reduces the likelihood of advancing a candidate that will fail for reasons that could have been seen earlier and shortens the path from design to decision.

Joanne Lim, PhD  | Director, Preclinical Development

Most recently Orum Therapeutics | Previously Codiak Biosciences, Novartis Institutes for BioMedical Research | Immunology, oncology, in vivo pharmacology

Dr. Lim is an immunologist with more than eleven years of biopharmaceutical drug discovery experience, taking programs from conception through development candidate nomination across immuno-oncology, oncology, and autoimmune disease. She joins from Orum Therapeutics, where she led the immuno-oncology programs on the Company’s degrader-antibody conjugate platform and subsequently built the immunology and inflammation portfolio strategy. Earlier roles include Principal and Senior Scientist at Codiak Biosciences, where she led scientific execution across multiple vaccine-related and inflammatory disease programs, and Investigator in Immuno-Oncology at the Novartis Institutes for BioMedical Research. She began her career in the Dengue Unit at the Novartis Institute of Tropical Diseases. She holds a PhD in Immunology from the University of Rochester.

Dr. Lim’s appointment directly addresses the stage MindWalk’s pipeline is approaching: as programs advance toward preclinical efficacy studies, her arrival provides the preclinical development leadership and scientific judgment required to take them through that stage with rigor and speed. Her deep hands-on experience with in vivo model design, study oversight, and candidate progression decisions across modalities makes her the precise hire this pipeline stage demands.

In addition to her preclinical responsibilities, Dr. Lim will contribute scientific depth to MindWalk’s asset evaluations, in-licensing assessments, and partnership discussions.

Shuji Sato, PhD  | Vice President, Innovative Solutions

MindWalk veteran | Previously Dragonfly Therapeutics, Pfizer, Bluefin Biomedicine, Cell Signaling Technology | Antibody discovery, biologics development, high-value pipeline strategy

Dr. Sato is a MindWalk veteran who, as Vice President of Innovative Solutions, has led the design and delivery of the Company’s most technically demanding client programs. He expands his responsibilities to include MindWalk’s pipeline. Dr. Sato brings more than twenty years in antibody discovery and biologics development, including Principal Scientist and Associate Director roles at Bluefin Biomedicine, Pfizer, and Dragonfly Therapeutics, and earlier research at Cell Signaling Technology. He holds a PhD in Molecular Microbiology from Tufts University, completed postdoctoral training at Harvard Medical School, and has co-authored numerous peer-reviewed publications and patents. His experience identifying and advancing high-value antibody assets — together with his working knowledge of MindWalk’s platform and partner base — is essential as the Company determines which programs to prioritize and how to position them.

ABOUT MINDWALK HOLDINGS CORP.

MindWalk Holdings Corp. (NASDAQ: HYFT) is a Bio-Native AI company building the BioIntelligence infrastructure that life sciences AI and agentic AI require, integrating AI, data, and advanced wet lab capabilities into one connected discovery ecosystem. At its core is HYFT® Technology, a proprietary, function-aware representation of biology. Its HYFT fingerprints span sequence and structural biology and, refined over 20 years of curation, form a continuously evolving biological representation of 660 million patterns and 25 billion relationships. This enriched biological representation is the architecture behind ReefIQ™, the biological data substrate that provides context for life sciences, enriching data at ingestion and growing more valuable with each program run on it, and LensAI™, the reasoning and application layer for target discovery, candidate diligence, portfolio decision support, and the agentic AI workflows pharma is racing to deploy. By design, value compounds in the HYFT representation layer, not in any individual AI model that runs on top of it.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are based on management’s current expectations and assumptions and are subject to known and unknown risks, uncertainties, and other factors that may cause actual results to differ materially, including: the ability of newly appointed personnel to contribute to the Company’s pipeline and platform as anticipated; the risk that a key employee departs or is unable to serve; the Company’s ability to attract and retain scientific talent in a competitive regional labor market; the costs, timing, and operational outcomes associated with establishing and staffing a discovery team in the Greater Boston area; the ability of computational pattern discovery to translate into designed candidates that advance through preclinical and clinical development; the extent to which internally generated program data enriches the Company’s biological representation or improves outcomes for platform users; the outcome of in vitro characterization, in vivo pharmacology, and preclinical efficacy studies, none of which ensures clinical advancement or commercial success of any program; the Company’s reliance on contract research organizations for work not performed internally; the technical performance of AI-based discovery methods and of the underlying compute infrastructure; market acceptance and commercial outcomes of ReefIQ™ and LensAI™; the Company’s ability to convert engagement into contracted, recurring platform arrangements; intellectual property risks, including the ability to obtain, maintain, defend, and enforce patent and other proprietary rights; competition; regulatory determinations; and capital markets, economic, and geopolitical conditions. Additional information is available in MindWalk’s Annual Report on Form 20-F and other filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov/edgar). Except as required by law, MindWalk undertakes no obligation to update any forward-looking statement. Nothing in this press release constitutes investment advice.

TRADEMARKS

HYFT® is a registered trademark of MindWalk Holdings Corp. LensAI™ and ReefIQ™ are trademarks of MindWalk Holdings Corp. or its subsidiaries; ReefIQ™ registration is pending. All other trademarks are the property of their respective owners.

Investor Relations Contact

Louie Toma, CPA, CFA

Managing Director, CoreIR

investors@mindwalkai.com